MICHAEL W. UPCHURCH    PHONE: (816) 983-1827
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER    EMAIL:MUpchurch@KCSouthern.com

May 12, 2017

Ms. Melissa Raminpour
Branch Chief
Office of Transportation and Leisure
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Kansas City Southern
Form 10-K for the year ended December 31, 2016
Filed January 27, 2017
File No. 001-04717
Dear Ms. Raminpour:

We respectfully submit the following responses to the comments in your letter dated May 1, 2017 (which has been reproduced in the body of our response in italics).

Note 13. Income Taxes
Tax Contingencies, page 70

1.
We note that the SAT has appealed a November 2016 resolution by the Mexican tax court related to a VAT audit assessment, where you believe it is more likely than not that you will prevail, however, an unexpected adverse resolution could have a material adverse effect on your financial position and results of operations. Please note that in accordance with ASC 450-20-50-3 if no accrual is made for a loss contingency because one or both of the conditions are not met, or an exposure to loss exists in excess of the amount accrued pursuant to the provisions of ASC 450-20-30-1, if there is at least a reasonable possibility that a loss or an additional loss may have been incurred, the disclosure shall indicate, in addition to the nature of the contingency, an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Please tell us what this range is and revise your disclosure accordingly, while also considering any developments to date. Please provide similar information for the December 2016 ruling.

VAT Audit Assessment

In January 2014, KCSM filed a lawsuit to annul a Value Added Tax (“VAT”) audit assessment from the Mexican taxing authority (“SAT”) for the year ended December 31, 2005. In November 2016, KCSM was notified of a resolution by the Mexican tax court annulling this assessment. The SAT has appealed this resolution, and the matter is currently under review by the Mexican Circuit court. In connection with the SAT's appeal, the Company also filed an argument to preclude the SAT from issuing a new assessment.

The Company believes it is probable that the Mexican Circuit court will dismiss the SAT’s appeal and the existing 2005 VAT audit assessment will be nullified. Accordingly, disclosure required by ASC 450-20-50-3 does not apply to the existing 2005 VAT audit assessment, as the Company does not believe there is a reasonable possibility of loss.

Further, the Company believes it is more likely than not that the Mexican Circuit court will confirm the Company's argument to preclude the SAT from asserting a new claim by issuing a new 2005 VAT audit assessment. In the unexpected event that the SAT is permitted to issue a new 2005 VAT audit assessment, the Company cannot predict if the SAT would issue a new assessment or the basis of any new assessment. Accordingly, the Company is not able to estimate any potential exposure for an unasserted claim.

In future filings, the Company will revise its Tax Contingencies disclosure for the VAT audit assessment to reflect the following (marked to show key changes):

…The Company litigated a Value Added Tax (“VAT”) audit assessment from the SAT for KCSM for the year ended December 31, 2005. In November 2016, KCSM was notified of a resolution by the Mexican tax court annulling this assessment. The SAT has appealed this resolution, and the matter is currently under review by the Mexican Circuit court. The Company believes it is probable that the court will dismiss the SAT’s appeal and the existing 2005 VAT audit assessment will be nullified. Further, the Company believes it is more likely than not that the SAT will be precluded from issuing a new 2005 VAT audit assessment. In the unexpected event that the SAT is provided the opportunity to issue a new 2005 VAT audit assessment, the Company cannot predict if the SAT would issue a new assessment or the basis of any new assessment. Accordingly, the Company is not able to estimate any related potential exposure. ~~The Company believes it is more likely than not that it will continue to prevail in this matter. However, an unexpected adverse resolution could have a material effect on the consolidated financial statements in a particular quarter or fiscal year.~~

2008 Ruling

KCSM has not historically assessed VAT on international import transportation services provided to its customers based on a written ruling that KCSM obtained from the SAT in 2008 stating that such services were not subject to VAT (the “2008 Ruling”). Notwithstanding the 2008 Ruling, in December 2013, the SAT unofficially informed KCSM of an intended implementation of new criteria effective as of January 1, 2014, pursuant to which VAT would be assessed on all international import transportation services on the portion of the services provided within Mexico. Additionally, in November 2013, the SAT filed an action to nullify the 2008 Ruling, potentially exposing the application of the new criteria to open tax years.

In February 2014, KCSM filed an action opposing the SAT’s nullification action. In December 2016, KCSM was notified of a resolution issued by the Mexican Tax court confirming the 2008 Ruling. The SAT has appealed this resolution and the matter is currently under review by the Mexican Circuit court. The Company believes it is more likely than not that it will continue to prevail in this matter. Further, as of the date of this response, the SAT has not implemented any new criteria regarding the assessment of VAT on international import transportation services. The Company believes it is probable that any unexpected nullification of the 2008 Ruling and the implementation of any new VAT criteria would be applied on a prospective basis in which case, due to the pass-through nature of VAT, KCSM would begin to assess its customers for VAT on international import transportation services, resulting in no material impact to the Company’s consolidated financial statements.

In future filings, the Company will revise its Tax Contingencies disclosure for the 2008 Ruling to reflect the following (marked to show key changes):

…In December 2016, KCSM was notified of a resolution issued by the Mexican tax court confirming the 2008 Ruling. The SAT has appealed this resolution and the matter is currently under review by the Mexican Circuit court. The Company believes it is more likely than not that it will continue to prevail in this matter. Further, as of the date of this filing, the SAT has not implemented any new criteria regarding this assessment of VAT on international import transportation services. The Company believes it is probable that any unexpected nullification of the 2008 Ruling and the implementation of any new VAT criteria would be applied on a prospective basis, in which case, due to the pass-through nature of VAT, KCSM would begin to assess its customers for VAT on international import transportation services, resulting in no material impact to the Company’s consolidated financial statements.

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In summary, the Company has carefully considered the comments and views expressed in your letter and believe your comments will improve our future disclosures. We believe that our responses fully address the comments provided, and we do not believe that these inquiries or responses indicate the existence of any deficiencies in either our disclosures or our financial reporting controls and procedures.
We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these items further or need additional information, please feel free to call me at (816) 983-1827, or Mary Stadler at (816) 983-1371.

Sincerely,

/s/ MICHAEL W. UPCHURCH

Michael W. Upchurch
Executive Vice President and Chief Financial Officer

Cc: Mary K. Stadler - Senior Vice President and Chief Accounting Officer